Exhibit 99.9

CONSENT OF R. RIVERA

I hereby consent to the use of my name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Silver Wheaton Corp. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.

The annual information form of the Company dated March 23, 2007, which includes reference to my name in connection with information relating to the Los Filos Reports, and the properties described therein and with regard to information on the Los Filos mine.

March 23, 2007

/s/ R. Rivera

R. Rivera